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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                 (Registrant)


Date: June 26, 2002               By:   /s/ Scott Ewart
                                     ----------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer





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                                                               [LOGO]


     AT&T CANADA SAYS AT&T CORP. TO ARRANGE FOR PURCHASE OF ALL OUTSTANDING
                      PUBLICLY HELD SHARES OF AT&T CANADA


TORONTO, ON (JUNE 25, 2002) -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest facilities-based competitor, today reported that AT&T Corp. has formally initiated the process providing for the purchase of all of the outstanding publicly held shares of AT&T Canada Inc. that it does not already own, in accordance with the terms of the Deposit Receipt Agreement entered into at the time of the creation of AT&T Canada in June 1999.

AT&T Corp. provided formal notice to CIBC Mellon Trust Company as trustee and agent for the beneficial holders of the publicly held shares of AT&T Canada Inc. that it is initiating the purchase process relating to such shares.

AT&T Corp. has designated two subsidiaries of Canadian Imperial Bank of Commerce
(CIBC) to purchase the AT&T Canada shares that AT&T Corp. does not currently own. The purchase by the subsidiaries is subject to certain conditions, including CIBC selling the subsidiaries to other Canadian investors by August 15, 2002, or AT&T Corp. will designate a different purchaser. AT&T Corp. plans to fund the purchase price of the AT&T Canada shares in cash, currently estimated to aggregate approximately US$3.4 billion. AT&T Corp. has announced that it will retain its approximately 31 percent economic interest in AT&T Canada.

"We are pleased that AT&T Corp. has begun the process of fulfilling its commitment to AT&T Canada's deposit receipt holders," said John McLennan, AT&T Canada's Vice Chairman and CEO. "We will take the steps contemplated in the Deposit Receipt Agreement and work with AT&T Corp. to bring this transaction to a timely close. Separately, we are moving forward with our previously announced effort to enhance AT&T Canada's financial position through a consensual restructuring of the company's public debt."

The floor price for this purchase process determined pursuant to the Deposit Receipt Agreement is approximately CDN$51 per share. The particulars of the purchase process are contained in the Deposit Receipt Agreement, a general description of which is contained in the Company's Management Information Circular dated April 26, 1999. This general description is qualified in its entirety by reference to the full text of the Deposit Receipt Agreement. Electronic copies of the April 26, 1999 Management Information Circular can be found on both SEDAR (www.sedar.com) and AT&T Canada's website (www.attcanada.com).

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a


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leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.


NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                           INVESTORS AND ANALYSTS:
Ian Dale                                         Brock Robertson
(416) 345-2227                                   (416) 345-3125
ian.dale@attcanada.com                           brock.robertson@attcanada.com

May Chiarot                                      Dan Coombes
(416) 345-2342                                  (416) 345-2326
may.chiarot@attcanada.com                       dan.coombes@attcanada.com




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